May 1, 2017

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:     Ms. Suzanne Hayes

Re:	NeurMedix, Inc. Request for Withdrawal of Offering Statement on Form 1-A
File No. 024-10696

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), NeurMedix, Inc., a Delaware corporation (the “Company”), hereby requests that the U.S. Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof, or at the earliest practicable date hereafter, of the Company’s Offering Statement on Form 1-A (File No. 024-10696), dated April 26, 2017 and originally filed on April 28, 2017 (together with all exhibits thereto, the “Offering Statement”). Please be advised that the Company’s Offering Statement filed on April 28, 2017 was erroneously filed by the Company’s EDGAR filing agent, and we have been advised by the SEC that such erroneous filings cannot be removed from EDGAR and should be withdrawn.

Accordingly, the Company is withdrawing the Offering Statement. We believe that withdrawal of the previously filed Offering Statement will avoid confusion and is consistent with the public interest and the protection of investors as contemplated by Rule 477 under the Securities Act. The Company confirms that no securities of the Company were sold pursuant to the prior Offering Statement.

Please send copies of the written order granting withdrawal of the Offering Statement to the undersigned at NeurMedix, Inc., 6165 Greenwich Drive, Suite 150, San Diego, California 92122, with a copy to the Company’s counsel, Joe Tagliaferro, Esq., c/o CKR Law LLP, 12100 Wilshire Blvd., Suite 480, Los Angeles, California 90025, facsimile number (310) 477-3481.

If you have any questions regarding the foregoing application for withdrawal, please call Joe Tagliaferro at (310) 312-1860.

Very truly yours,

NEURMEDIX, INC.

By: /s/ Terren S. Peizer

Terren S. Peizer, CEO